Exhibit 99.3

Explanatory report
of the General Partner
on information according to Sec. 289a para. 1, Sec. 315a para. 1 of the German Commercial Code

The information contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2018 according to Sec. 289a para. 1, Sec. 315a para. 1 of the German Commercial Code (HGB) are explained as follows:

Share capital held by the Company’s shareholders (excluding treasury shares held by the Company) at December 31, 2018 totals approximately €307 M, divided into 306,878,701 non-par bearer shares, each arithmetically representing €1 of the share capital. The total of non-par bearer shares include 42,596 shares issued to Company employees in 2018 in conjunction with a corporate agreement and which are subject to a two-year holding period. On the basis of the authorization granted by the Company’s Annual General Meeting on May 12, 2011 to conduct a share buy-back program, the Company repurchased 7,548,951 shares in 2013. The Company redeemed 6,549,000 of these repurchased shares on February 16, 2016. On the basis of the authorization again granted by the Company’s Annual General Meeting on May 12, 2016 to conduct a share buy-back program, the Company repurchased further 660,000 shares between December 11, 2017, and December 21, 2017 and further 431,000 shares between May 28, 2018 and June 8, 2018. The company redeemed the 1,091,000 shares repurchased in 2017 and 2018 on December 12, 2018. As of December 31, 2018, the Company therefore holds 999,951 treasury shares. Treasury shares held correspond to approximately €1 M or 0.32% of the Company’s share capital. Voting rights may not be exercised on treasury shares. The treasury shares were acquired on the stock exchange via the XETRA trading system in course of share buyback programs. Including treasury shares, the Company share capital therefore amounted to €308 M at December 31, 2018, divided into 307,878,652 shares. The acquired treasury shares will only be used to reduce the Company’s share capital (by cancellation of the relevant shares) or to service employee incentive plans.

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company’s Articles of Association. This stipulates that each share shall be entitled to one vote at the Company’s Annual General Meeting.

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. Similarly, it does not participate in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures, which do not require approval by the shareholders. Vis-à-vis the General Partner, the Company is represented by its Supervisory Board.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of a controlled company as defined by sec. 17 para.1 AktG, more than 25% of the Company’s share capital. This does not apply if all the shares of the General Partner entity are held directly or indirectly by the Company. Additionally, the General Partner will cease to be the Company’s General Partner if the shares in the General Partner entity are acquired by another person

•                  who does not at the same time acquire shares of the Company in the amount of more than 25% of the Company’s capital or

•                  who has not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Securities Acquisition and Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchaser pays for the shares in the General Partner entity, if the amount for such consideration is above the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

As at December 31, 2018, Fresenius SE & Co. KGaA, Bad Homburg v.d. Höhe, Germany holds 94,380,382 shares of the Company, corresponding to 30.66% holding and hence in excess of 10% of the Company’s total share capital. After deduction of treasury shares held by the Company in accordance with sec. 16 para. 2 HGB sentence 2 AktG, Fresenius SE & Co. KGaA holds 30.75% of the Company’s voting rights.

The appointment and removal of members of the Management Board of the General Partner entity are governed by sec. 84 and sec. 85 AktG. Changes in the Articles of Association of the company must be made in accordance with sec. 278 para. 3 AktG, sec. 179 AktG in conjunction with sec. 133 AktG unless otherwise provided for in the Articles of Association. The Articles of Association entitle the Company’s Supervisory Board, without resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders at the General Meeting:

•                  authorization, in the period up to May 18, 2020 to increase, on one or more occasions, the Company’s share capital by up to a total of €35 M by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2015/I).

•                  authorization, in the period up to May 18, 2020 to increase, on one or more occasions, the Company’s share capital by up to a total of €25 M by issuing new bearer ordinary shares in return for non-cash contributions (Authorized Capital 2015/II).

In both cases, the General Partner is entitled, with the approval of the Supervisory Board and in accordance with the resolutions passed at the General Meeting, to decide on the exclusion of shareholders’ pre-emption rights.

In addition to the above, the following conditional capitals are in place:

•                  a conditional increase of up to €3.374 M. This conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolutions taken on May 23, 2001 and May 16, 2013 and the holders of such convertible bonds exercise their conversion rights. With effect from December 2015, no exercisable option or convertible bonds are outstanding.

•                  a conditional increase of up to €3.513 M. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolutions taken on May 9, 2006 and May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Management Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

•                 a conditional increase of up to €10.057 M. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders’ resolutions taken on May 12, 2011 and May 12, 2016, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Management Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

In accordance with the resolution taken at the Annual General Meeting on May 12, 2016, the general partner is authorized to acquire treasury shares up to May 11, 2021 and up to a maximum of 10% of the share capital in place at the date of the resolution. At no stage shall the acquired shares together with other treasury shares held by the Company or attributable to pursuant to sec. 71a ff. AktG exceed 10% of the Company’s share capital. The acquisition can be made via the stock exchange or by means of a public invitation to submit offers for sale. The authorization may not be used for the purposes of trading in its own shares. The general partner is authorized to use the shares of the Company acquired on the basis of this or an earlier authorization for all legally admissible purposes, in particular (i) to withdraw them from circulation without any requirement for a further resolution to be taken at the Annual General Meeting, (ii) to sell them to third parties in return for contributions in kind, (iii) rather than using conditional capital, to issue use them to employees of the Company and its affiliates (including to members of the executive managements of affiliates) and to use them to service rights or commitments to acquire shares of the Company and (iv) to service bonds with option or conversion rights issued by the Company or by dependent companies as defined by sec. 17 AktG.

A change of control resulting from a takeover offer could, under certain circumstances, have an impact on several of the Company’s long-term financing arrangements, in which market standard change of control clauses are in place. These clauses give creditors the right to call for early repayment of outstanding amounts in the event of a change in control. In most of these financing agreements — in particular in case of the bonds which are placed in the capital markets — the right to terminate only exists, however, if the change of control involves the Company’s rating or the corresponding financing instrument being downgraded.

Hof an der Saale, March 2019

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG
as General Partner

sgd.	sgd.

Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier
Member of the Management Board	Member of the Management Board